

Mail Stop 3561

August 3, 2017

Mark Frohnmayer
President and Chief Executive Officer
Arcimoto, Inc.
544 Blair Boulevard
Eugene, OR 97402

> **Re:** **Arcimoto, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed July 31, 2017**
> **File No. 024-10710**

Dear Mr. Frohnmayer:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated July 21, 2017.

Liquidity and Capital Resources, page 29

1. You state that the principal and accrued and unpaid interest due to the City of Eugene, Oregon, is due no later than July 1, 2017. Please discuss the status of this loan including, to the extent material, any material default provisions and whether you are in default or have received any waivers or modifications of the loan.

Technology and Escrow Services, page 42

2. Please revise to quantify the fees payable to FundAmerica for the technology services provided in this offering.

Financial Statements, page F-1

3. We note from page i that you executed a stock split on July 21, 2017 and that the financial statements reflect pre-split quantities of shares outstanding. Please revise your financial statements to retroactively reflect the stock split in accordance with SAB Topic 4C. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective.

Exhibits

4. Please file, prior to requesting qualification, an opinion of counsel as to the legality of the securities covered by the offering statement.

You may contact Heather Clark at (202) 551-3624 or Jean Yu, Assistant Chief Accountant, at (202) 551- 3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Fanni Koszeg
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